UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS NANCELOU, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,436 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 1,039,436 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON CO

(1) Comprised of 1,039,436 shares held in the name of Nancelou, Inc.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,648 shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER 365,648 shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,405,084 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of (a) options held by Louis Grasmick to purchase 365,648 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of March 9, 2015 or that have or will become exercisable within 60 days after March 9, 2015, and (b) 1,039,436 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc. Certain shares issuable upon the exercise of stock options issued to Louis Grasmick are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, Louis Grasmick has not indicated his intent to exercise early. If Louis Grasmick elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Louis Grasmick’s service to Capricor Therapeutics, Inc. terminates prior to vesting. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. Shares of common stock subject to options held by Louis Grasmick that were exercisable as March 9, 2015 or that have or will become exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON NANCY GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 1,039,436 shares held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON GRANT GRASMICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- shares
	8	SHARED VOTING POWER 1,039,436 shares
	9	SOLE DISPOSITIVE POWER -0- shares
	10	SHARED DISPOSITIVE POWER 1,039,436 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,436 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of 1,039,436 shares held in the name of Nancelou, Inc. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou, Inc. as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou, Inc. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the securities of Capricor Therapeutics, Inc. beneficially owned by Nancelou, Inc.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is being filed by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Nancelou, Inc., Louis Grasmick, Nancy Grasmick and Grant Grasmick (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, as amended by that certain Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on January 26, 2015 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 3:

On March 3, 2015, the Issuer granted Louis Grasmick an option to purchase 7,500 Shares (the “Option”) at an exercise price of $5.78 per Share. The Option is fully vested and exercisable as of March 3, 2015, the date of grant.

Item 4.	Purpose of Transaction

The last paragraph in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The options described above were acquired by Louis Grasmick as compensation for services. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement, the Purchase Agreement or, in the case of Louis Grasmick, the Option. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of March 9, 2015, Nancelou beneficially owns 1,039,436 shares of common stock of the Issuer. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick, the son of Louis Grasmick and Nancy Grasmick, owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to be the beneficial owners of the Shares beneficially owned by Nancelou. In addition to having shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou, Louis Grasmick, as of March 9, 2015, holds options to purchase 404,303 shares of common stock, of which options to purchase 365,648 shares of common stock are exercisable as of March 9, 2015 or have or will become exercisable within 60 days of March 9, 2015. Certain shares issuable upon the exercise of stock options issued to Louis Grasmick are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, Louis Grasmick has not indicated his intent to exercise early. If Louis Grasmick elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if Louis Grasmick’s service to the Issuer terminates prior to vesting. All ownership percentages are calculated based on a total of 16,221,985 shares of common stock of the Issuer issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the SEC. Shares of common stock subject to options held by Louis Grasmick that are exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Grasmick, but not of any other Reporting Person.

Based upon the foregoing, there were a total of 16,221,985 shares of common stock of the Issuer issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the SEC. As a result of the foregoing, Nancelou is deemed to beneficially own 1,039,436 Shares of the Issuer, or 6.4% of the shares of the Issuer’s common stock that are issued and outstanding. Louis Grasmick is deemed to beneficially own 1,405,084 shares of common stock of the Issuer, or 8.5% of the shares of the Issuer’s common stock that are issued and outstanding. Nancy Grasmick is deemed to beneficially own 1,039,436 shares of common stock of the Issuer, or 6.4% of the shares of the Issuer’s common stock that are issued and outstanding. Grant Grasmick is deemed to beneficially own 1,039,436 shares of common stock of the Issuer, or 6.4% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	Nancelou has the sole power to vote and dispose or direct the disposition of the 1,039,436 Shares beneficially owned by it. Louis Grasmick and Nancy Grasmick, husband and wife, own 50% of Nancelou as tenants by the entirety, and Grant Grasmick owns the remaining 50% of Nancelou. Therefore, Louis Grasmick, Nancy Grasmick and Grant Grasmick are deemed to have shared voting and dispositive power with respect to the Shares beneficially owned by Nancelou. Additionally, Louis Grasmick is deemed to have sole voting and dispositive power with respect to the options to purchase 365,648 shares of common stock that are held by Louis Grasmick and which are exercisable as of March 9, 2015 or have or will become exercisable within 60 days of March 9, 2015.

(c)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 2 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer during the 60 days prior to the date of the filing of this Amendment No. 2 to Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

Nancelou, Inc.

By:	Louis Grasmick
Its:	President

By:	/s/ Louis Grasmick
Louis Grasmick, President

By:	/s/ Louis Grasmick
Louis Grasmick

By:	/s/ Nancy Grasmick
Nancy Grasmick

By:	/s/ Grant Grasmick
Grant Grasmick